Exhibit 1

[BUNGE logo]                            Contact:     Stewart Lindsay
                                                     Edelman Public Relations
                                                     1-212-704-4435
                                                     stewart.lindsay@edelman.com


                        BUNGE LIMITED TO ACQUIRE CEREOL

                 Creates World's Largest Oilseed Processor with
                   Integrated Presence In Key Global Markets

WHITE PLAINS, NY - July 22, 2002 - Bunge Limited (NYSE: BG) today announced a definitive agreement to acquire an approximately 55% controlling stake in Cereol S.A. (FP: COL), a leading oilseed processor, from Edison S.p.A. for (euro)449.2 million in cash. As required by French law, Bunge intends to make an offer, at the same price per share, to purchase the approximately 45% of Cereol shares that will remain publicly held after the closing of the purchase of the Edison shares. Assuming 100% of the remaining shares are purchased as part of this process, the total price paid by Bunge for Cereol's equity will be (euro)821.4 million. Bunge will also pay up to an additional (euro)77.0 million to Cereol shareholders upon the resolution of pending arbitration against Cereol. In addition, Bunge will assume Cereol's debt upon closing. The transaction is expected to close between late 2002 and early 2003 and is subject to regulatory approvals in the United States and the European Union.

The transaction will make Bunge the world's leading oilseed processing company, with integrated operations across key geographic regions. The acquisition will increase Bunge's scale and efficiency, expand its global reach and result in a more stable financial profile due to better geographic balance and a wider product portfolio. In 2001, Bunge - already the largest soybean processor in the Americas and the largest producer and supplier of fertilizers to South American farmers - reported net sales of US$11.5 billion and operating income of US$527 million.

Cereol, which is based in France and has operations in North America and Europe, is a leader in the processing of oilseeds, principally soybeans, rapeseed, canola and sunflower seed, and in the manufacturing, distribution and sale of food oils, meals for animal nutrition and food ingredients such as proteins and lecithins. In 2001, Cereol reported net sales of (euro)4.7 billion and EBITDA of
(euro)272.7 million.(1) Cereol employs approximately 6,100 people and has 52 industrial plants in Europe and North America.

Alberto Weisser, Chairman and CEO of Bunge, stated: "The acquisition of Cereol makes Bunge the largest oilseed processor in the world with nearly 34 million metric tons of oilseed processing capacity. It expands our agribusiness operations in North America and substantially enhances our presence in Europe, giving Bunge an even better geographic balance. It adds scale, enabling us to operate more efficiently through better logistics and higher volumes. It enables Bunge to reach a larger number of customers, with more products and better service. Bunge will be better positioned to grow more quickly, give employees more opportunities and deliver enhanced value to our shareholders."

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(1) Cereol figures are pro-forma to reflect ongoing businesses at the end of
2001 and are reported in accordance with French GAAP.


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In North America, Cereol operates two primary subsidiaries, Central Soya, a major processor of soybeans in the Midwest and Eastern United States, and CanAmera, the largest processor of canola, with operations strategically located throughout Canada. Cereol is also a leader in Europe - the largest market for protein meals in the world - with a strong presence in both oilseed processing and edible oil products. Cereol will provide Bunge with an enhanced ability to participate in the region's demand for domestically crushed meal.

Cereol is also a leader in the production of soy ingredients. In 2001, Cereol reported net sales of (euro)228.1 million in its specialty products division, which includes soy ingredients sales. The acquisition will broaden Bunge's portfolio of ingredient products and is expected to significantly increase its revenues in the segment.

Mr. Weisser continued: "The businesses, strategies and cultures of Cereol and Bunge are highly complementary. In North America, Bunge's strong asset base along the Mississippi and the Western U.S. corn belt fits superbly with Cereol's solid position in the Eastern U.S. and Canada - giving Bunge a truly continental reach. We are also excited about Cereol's presence in Eastern Europe, which offers significant growth opportunities in grain origination and meal and oil sales, as production yields and meat consumption in the region are roughly half that of Western Europe. This is an outstanding opportunity and we welcome the talented Cereol management team whose expertise and relationships will be greatly valued as we continue to build the premier integrated, global agribusiness and food company."

Carl Hausmann, Chairman and CEO of Cereol, stated: "The core focus of both Bunge and Cereol is agribusiness, and as a result, this transaction will create a focused and highly-motivated company with the ability to deliver superior service to our global customer base. We look forward to working with our new colleagues at Bunge to maximize the potential of this combination."

Under the terms of the agreement, which has been unanimously approved by Bunge's board of directors, Bunge will purchase Edison S.p.A.'s approximately 14 million shares of Cereol for (euro)32.00 per share in cash. Bunge will also pay up to an additional (euro)3.00 per share upon the resolution of pending arbitration against Cereol. In addition, Bunge will pay (euro)14 million to Edison in exchange for a non-compete agreement. As of June 30, 2002, Cereol had 25.7 million shares outstanding. Bunge will also assume and refinance Cereol's debt on closing. At March 31, 2002, Cereol had (euro)858 million of outstanding debt. This amount is expected to be substantially lower as of June 30, 2002, due to the receipt by Cereol of (euro)101 million in proceeds from the sale of non-core assets in June 2002, a continued strong operating environment and the effects of a stronger Euro on Cereol's US dollar denominated debt.

Bunge expects to achieve synergies of approximately (euro)20-(euro)25 million by the end of the first full year of combined operations, increasing to an annual run-rate of approximately (euro)45-(euro)50 million in the third year. The expected synergies include operating and logistics efficiencies and avoided planned future expenditures in areas such as research and development, sales and marketing and capital expenditures. No plant closures are currently expected as part of the acquisition.

Commenting on the financial aspects of the transaction, Bill Wells, Chief Financial Officer of Bunge, stated: "Bunge utilizes a disciplined set of criteria when considering


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transactions and the acquisition of Cereol clearly fits within our stringent parameters for return on equity and net assets, among other metrics. In addition to bringing significant strategic benefits, we expect the acquisition to be accretive to our earnings per share within the first 12 months of combined operations."

Morgan Stanley & Co. and Credit Suisse First Boston Corporation acted as financial advisors to Bunge with regard to the transaction. Shearman & Sterling served as legal advisor. Schroder Salomon Smith Barney served as financial advisor to Edison.


About Bunge Limited

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries.


Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to complete the acquisition of Cereol and to integrate Cereol's operations, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.


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